EXHIBIT 99.1

Colliers Extends Maturity and Enhances Flexibility of its US$2.25 Billion Credit Facility

TORONTO, Feb. 20, 2026 (GLOBE NEWSWIRE) -- Colliers (NASDAQ and TSX: CIGI), a global leader in professional services and investment management, announced today that it has amended its revolving credit facility. The amended agreement extends the maturity to February 2031, providing significant long-term financial flexibility.

The amended agreement maintains the total credit facility at US$2.25 billion and now includes a US$250 million accordion feature. The updated terms provide enhanced flexibility to support Colliers' ongoing acquisition strategy and internal growth initiatives. The facility’s sustainability-linked pricing metrics were also extended, reinforcing the Company's commitment to its sustainability goals.

"This successful extension and amendment of our credit facility underscores the strength of our balance sheet and the confidence of our long-standing banking partners in our global diversified platform and disciplined growth strategy," said Michael Harding, Vice President, Finance & Treasurer of Colliers. "The enhanced flexibility within the facility will allow us to continue our expansion into high quality, recurring professional services through our enterprising acquisition program, a key driver of our long-term success."

The credit facility is led by Bank of Montreal and syndicated to 13 major Canadian, US and international banks. The credit facility ranks pari passu with Colliers’ existing privately placed fixed rate senior notes.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company operating through three leading industry businesses: Commercial Real Estate, Engineering, and Investment Management. With greater than a 30-year track record of consistent growth and strong recurring cash flows, we scale complementary, high-value businesses that provide essential services across the full asset lifecycle.

Our unique partnership philosophy empowers exceptional leaders, preserves our entrepreneurial culture, and ensures meaningful inside ownership — driving strong alignment and sustained value creation for our shareholders.

With $5.6 billion in annual revenues, 24,000 professionals, and $108 billion in assets under management, Colliers is committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the utilization of artificial intelligence (AI) and machine learning technologies, including associated impacts on the Company’s services, competitive environment, ability to hire/retain specialized talent, cybersecurity, and legal and governance risks; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors identified in the Company’s other periodic filings with Canadian and US securities regulators are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary unaudited financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500